Exhibit 99.1

Ceragon to Showcase Next-Gen Wireless Innovations at India
Mobile Congress 2025

Rosh Ha'ain, Israel, October 6, 2025 – Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, will showcase its latest breakthroughs at India Mobile Congress (IMC) 2025, taking place October 8–11 in New Delhi. Visitors can experience exclusive live demos and explore solutions designed to meet the most complex network demands at Booth A10.

Key demonstrations will include:

•	Introduction of IP-100FR2 – Demonstrating how operators can maximize use of valuable 26 GHz spectrum today (and the whole 5G mmW band, also known as FR2 band) for PtMP and FWA use cases.
•	IP-100E Featuring Neptune Chipset – Live demo of Ceragon’s unique, innovative product, delivering 2+0 E-band links with 25 Gbps capacity in a single box.
•	Multi-Gigabit Mesh Solutions – Featuring the MultiHaul™ TG family and broadband luminaires for smart cities, residential broadband, Wi-Fi backhaul, video surveillance and private networks.
•	End-to-End Private Network Solutions – Showcasing secure, multi-technology wireless connectivity with advanced software for seamless endpoint management, rapid provisioning, and next-gen IoT adoption.
•
AI-Optimized Networks – Ceragon Network Digital Twin & Ceragon Insight demos showcasing how predictive analytics, automation, and real-time insights boost network availability and ease resource demands.

In addition to live demos, Ceragon executives will bring their insights to the following IMC panels:

•	Administrative Spectrum Allocation: Bridging the Need for Emerging Requirements | Ulik Broida, Chief Product Officer | 11:00 AM – 1:00 PM | Session Hall 2
•	Connecting the Unconnected: Exploring the Complementarity of Satellite & Terrestrial Networks | Anoop Kesharwani, VP of Sales, India | 3:00 PM – 4:00 PM | Session Hall 2

“IMC is the perfect stage for us to showcase how Ceragon is redefining wireless connectivity,” said Doron Arazi, CEO of Ceragon. “From AI-powered efficiency to breakthrough spectrum innovations, our solutions empower customers to build smarter, faster, and more reliable networks.”

Join Ceragon at IMC 2025, Booth A10, and see how innovation comes to life. To set up a meeting with Ceragon at IMC, CLICK HERE.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more, who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast to deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources - driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; the company's ability to successfully develop, introduce, market, and sell new products; the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Investor Contact:

Rob Fink
FNK IR
1+646-809-4048

Joey Delahoussaye
FNK IR
1+312-809-1087

crnt@fnkir.com